April 8, 2016

Deborah D. Skeens
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 53 to Registration Statement on Form N-1A Allianz Variable Insurance Products Trust (the "Trust") File Nos. 333-83423 and 811-9491

Dear Ms. Skeens:

On March 23, 2016, you provided telephonic comments regarding the above-referenced post-effective amendment, the primary purpose of which was to revise or add new disclosure regarding two existing series of the Trust. This letter responds to your comments. Each comment is summarized below, followed by our response. The changes proposed to be made will be incorporated into an amended registration statement pursuant to Rule 485(b), to be filed prior to April 25, 2016, on which date the amended registration statement for these funds automatically will become effective.

If we have misstated any of your comments, or if you have any additional comments or questions, please let me know.

Comment 1:  You asked that we confirm that all required information and exhibits are filed with the amendment.

Response:  We confirm that required information and exhibits in connection with the above-referenced post-effective amendment either were filed prior to the date of this letter or will be filed by amendment prior to April 25, 2016.

Comment 2:  In the prospectus for all funds, you asked that we add a statement, as the second to last sentence of the first paragraph under the heading "Fees and Expenses of the Fund," to the effect that:  "If Contract fees and expenses were included, the fees and expenses in the following table would be higher."

Response:  The requested change will be made.

Comment 3:  In the prospectus for the AZL Government Money Market Fund, in the Principal Investment Strategies of the Fund section, you asked that we (i) add "or cash" after "collateralized by government securities" at the end of the second sentence of the first paragraph, (ii) add "solely" after "issued or guaranteed as to principal or interest" in the third sentence of the first paragraph, and (iii) explain what is intended by "or any certificate of deposit for any of the foregoing" at the end of the third sentence of the first paragraph.

Response:  (i) With respect to the request to add "or cash" to the end of second sentence of the first paragraph, we note that this second sentence reflects the Fund's policy, under Rule 35d-1, to invest under normal circumstances at least 80% of the
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

 value of its net assets in the particular type of investments suggested by the Fund's name (i.e., "Government").  In the 2014 Money Market Fund Reform Frequently Asked Questions from the Division of Investment Management, Q51 specifically addresses the effect of Rule 35d-1 on a "government" money market fund, stating that, in addition to the requirement to invest 99.5% of assets in cash, government securities, and/or repurchase agreements that are collateralized fully, such a fund should have "a policy to invest (under normal circumstances) at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities."  The guidance notes that "the 99.5% test permits a broader range of investments than just "government securities" (for example, it includes cash)," and further that "[t]o avoid potentially misleading investors, the staff believes that a money market fund that includes the term "government" in its name should disclose that it invests at least 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by cash or government securities, and that it has a policy to invest (under normal circumstances) at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities" (emphasis added). In light of this guidance, we do not believe that it would be appropriate to add "or cash" following "collateralized by government securities" in relation to the Fund's policy under Rule 35d-1.

(ii) and (iii) Regarding the third sentence of the first paragraph, we note that the disclosure here regarding the types of government securities in which the Fund may invest is derived verbatim from the statutory definition of "government security" in section 2(a)(16) of the Investment Company Act of 1940. Thus, we believe that inserting "solely" in the statutory language would unnecessarily deviate from the statutory language, introducing ambiguity. We also note that the phrase "or any certificate of deposit for any of the foregoing" holds precisely its statutory meaning under Section 2(a)(16).

Comment 4:  In the prospectus for the AZL Government Money Market Fund, in the Performance Information section, you asked that we add disclosure to the effect that:  "Prior to May 1, 2016, the Fund operated as a prime money market fund and invested in certain types of securities that the Fund may no longer hold. Consequently, the performance information below may have been different if the current investment limitations had been in effect during the period prior to the Fund's conversion to the AZL Government Money Market Fund."

Response:  The requested change will be made.

Comment 5:  You asked that we confirm that the AZL Multi-Manager Mid Cap Growth Fund does not intend to invest in contingent convertibles.

Response:  We confirm that the Fund does not intend to invest in contingent convertibles.

Comment 6:  In the prospectus for the AZL Multi-Manager Mid Cap Growth Fund, in the Principal Investment Strategies of the Fund section for the JPMorgan Mid Cap Growth Strategy, you asked that we clarify whether the strategy includes foreign issuers or emerging markets investments as a principal strategy and, if not, that we clarify that the strategy intends to invest in domestic securities as a principal strategy.

Response:  We confirm that the JPMorgan Mid Cap Growth Strategy does not intend to invest in foreign issuers or emerging markets investments as a principal strategy. We respectfully submit that it is not necessary to state in the prospectus that this Strategy will not invest in foreign or emerging markets securities as principal strategy; Instruction 3 to Item 9(b)(1) of Form N-1A  states that negative strategies are not principal strategies. We also respectfully submit that it is not necessary or common to state that investing in domestic securities is a principal strategy, and that the prospectus for the JPMorgan fund that the Strategy is intended to replicate does not state that investing in domestic securities is a principal strategy.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment 7:  In the prospectus for the AZL Multi-Manager Mid Cap Growth Fund, in the Principal Investment Strategies of the Fund section for the Morgan Stanley Mid Cap Growth Strategy, you noted that the Strategy may utilize foreign currency forward exchange contracts and asked that we explain for what purposes such contracts may be used.

Response:  We have confirmed with the subadviser of the Strategy that foreign currency forward exchange contracts are not part of the principal investment strategies of the Fund. Accordingly, corresponding changes will be made to the disclosure.

Comment 8:  With respect to the principal investment strategies of the AZL Multi-Manager Mid Cap Growth Fund, Morgan Stanley Mid Cap Growth Strategy, you noted that the supplement, dated June 22, 2015, indicated that the Morgan Stanley Mid Cap Growth Strategy "may invest up to 10% of its total assets in real estate investment trusts (REITs)" and that the More About the Funds section of the statutory prospectus for the Fund indicates that REITs are part of the Fund's principal strategies and risk, but that the REIT strategy and risk does not appear in the Fund summary section. You asked that we clarify whether REIT investments are part of the Fund's principal investment strategies and risks and, if so, include it in the summary section.

Response:  We have confirmed with the subadviser of the Strategy that REIT investments are not part of the principal investment strategies of the Fund. Accordingly, corresponding changes will be made to the disclosure.

Comment 9:  With respect to the principal investment strategies of the AZL Multi-Manager Mid Cap Growth Fund, Morgan Stanley Mid Cap Growth Strategy, you asked that we clarify the extent to which the Strategy would invest in privately-placed and restricted securities and whether such investments are a principal strategy/risk of the Fund. You also asked that we clarify in the Risk disclosures whether these investments are the source of the Fund's liquidity risk.

Response:  We have confirmed with the subadviser of the Strategy that investments in privately-placed and restricted securities are not part of the principal investment strategies of the Fund. Such investments are the source of the Fund's liquidity risk. Accordingly, corresponding changes will be made to the disclosure.

Comment 10:  You noted that the Fund may enter into various derivatives, and you asked that we review the derivatives disclosure to confirm that the disclosure is consistent with the McMillan/ICI letter dated July 2010.

Response:  We have confirmed with the subadviser of the Strategy that investments in derivatives are not part of the principal investment strategies of the Fund. Accordingly, corresponding changes will be made to the disclosure.

Comment 11:  In the prospectus section More About the Funds, Overview, in the discussion regarding Rule 35d-1, you noted that AZL Multi-Manager Mid Cap Growth Fund should be included as a Fund with a name that suggests a focus on a particular type of investment. You also noted that "if applicable" should be added following "in connection with securities lending" due to the fact that the AZL Government Money Market Fund would not participate in securities lending.

Response:  The requested changes will be made.

Comment 12:  In the section Fund Operating Expenses Limitation Agreements, you noted that the reference to "Class 1" shares in the table is not explained and should be deleted. You also requested that we note that future recapture of waivers under these agreements would be limited to the lesser of (1) the expense cap in place at the time of the waiver and (2) the expense
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

cap in place at the time of the recapture, as supported by standard accounting practices. You also noted that corresponding deletions of references to "Class 1" should be made in the SAI.

Response:  The requested changes will be made.

Comment 13:  In the section More About the Funds, Investment Strategies, with respect to the AZL Multi-Manager Mid Cap Growth Fund, Morgan Stanley Mid Cap Strategy, you asked that we confirm that each of the types of derivatives identified, as well as fixed-income securities, IPOs and REITs, actually are principal investment strategies of the Fund and, if not principal, the disclosure should be moved to the SAI.

Response:  We have confirmed with the subadviser of the Strategy that these investments are not part of the principal investment strategies of the Fund. Accordingly, corresponding changes will be made to the disclosure.

Comment 14:  You requested that we explain why there is no discussion of the principal strategies of the AZL Government Money Market Fund in the prospectus section More About the Funds, as required by Item 9 of Form N-1A.

Response:  We respectfully submit that, in this case, the principal investment strategies of the AZL Government Money Market Fund are described in full in the summary prospectus section. Accordingly, it is not necessary, in this case, to repeat principal strategy disclosure in the "More About the Funds" section of the prospectus.

We note that Item 4(a) and (b) requires disclosure in a summary manner of the principal investment strategies and principal risks of the Fund, "[b]ased on the information given in response to" Item 9(b) and (c), respectively. We also note that General Instruction C.3.(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Accordingly, we believe that the existing disclosure is consistent with the General Instruction and the other requirements for Form N-1A.

In addition, we note that the More About the Funds section does include certain additional information about the principal strategies of the AZL Government Money Market Fund, including the discussion of temporary defensive positions required by Instruction 6 to Item 9(b)(1), as well as information about various strategies in connection with the discussion of the corresponding Investment Risks.

Comment 15:  You requested that we acknowledge the obligation pursuant to the revised Rule 2a-7 to disclose support received by the AZL Government Money Market Fund

Response:  We confirm that we are aware of this requirement in revised Rule 2a-7.

Comment 16:  Referencing the section in the SAI regarding Investment Company Securities, and the disclosure stating that the restrictions on investment in investment company securities "do not apply to investments by the Funds in investment companies that are money market funds, including the Government Money Market Fund or another money market fund that has an affiliate of the Manager as an investment adviser," you noted that the AZL Government Money Market Fund must look through to the underlying investments of any underlying money market fund, such that the AZL Government Money Market Fund may invest only in other government money market funds. You asked that we confirm that we are aware of this requirement.
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Response:  We confirm that we are aware of this requirement.

Comment 17:  You asked that we confirm that bank loans, bank obligations and collateralized loan obligations are not part of the principal investment strategy of the AZL Multi-Manager Mid Cap Growth Fund.

Response:  We confirm that bank loans, bank obligations and collateralized loan obligations are not part of the principal investment strategy of the AZL Multi-Manager Mid Cap Growth Fund.

Comment 18:  You requested that we confirm that the section in the SAI regarding valuation of the government money market fund has been updated to reflect the revisions to revised Rule 2a-7.

Response:  We confirm that the discussion of the valuation of the government money market will be updated to reflect the Fund's revised Rule 2a-7 procedures in connection with the post-effective amendment to be filed prior to April 25, 2016.

Comment 19:  In the prospectus and in the SAI, in connection with the disclosure regarding redemptions in kind, you asked that we add disclosure to the effect that any securities redeemed in kind will remain subject to market risk until sold.

Response:  The requested changes will be made.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
 Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.